# APPENDIX D:
## Articles of Organization

# INITIAL FILING:
## Articles of Organization



# State of California
## Kevin Shelley
## Secretary of State

File # 200433710094

**FILED**
In the office of the Secretary of State of the State of California
NOV 1 5 2004
KEVIN SHELLEY, SECRETARY OF STATE

This Space For Filing Use Only

## LIMITED LIABILITY COMPANY ARTICLES OF ORGANIZATION

NOTE: A limited liability company is not permitted to render professional services.

**A $70.00 filing fee must accompany this form.**

**IMPORTANT – Read instructions before completing this form.**

1. NAME OF THE LIMITED LIABILITY COMPANY (END THE NAME WITH THE WORDS "LIMITED LIABILITY COMPANY," "LTD. LIABILITY CO.," OR THE ABBREVIATIONS "LLC" OR "L.L.C.")
   Tallgrass Pictures LLC

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

INITIAL AGENT FOR SERVICE OF PROCESS - If the agent is an individual, the agent must reside in California and both Items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 3 must be completed (leave Item 4 blank).

3. NAME OF THE INITIAL AGENT FOR SERVICE OF PROCESS Jeffrey Lamont Brown

4. IF AN INDIVIDUAL, THE ADDRESS OF THE INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA
   ADDRESS 1405 Torrance St
   CITY San Diego STATE CA ZIP CODE 92101

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY: (CHECK ONLY ONE)
   - [x] ONE MANAGER
   - [ ] MORE THAN ONE MANAGER
   - [ ] ALL LIMITED LIABILITY COMPANY MEMBER(S)

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

7. TYPE OF BUSINESS OF THE LIMITED LIABILITY COMPANY (FOR INFORMATIONAL PURPOSES ONLY)
   Photography

8. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.
   Jeffrey Lamont Brown manager/Organizer
   SIGNATURE OF ORGANIZER
   November 11, 2004
   DATE
   Jeffrey Lamont Brown Manager Tallgrass Pictures
   TYPE OR PRINT NAME OF ORGANIZER

9. **RETURN TO:**
   NAME Jeffrey Brown
   FIRM Tallgrass Pictures
   ADDRESS 423 7th Avenue
   CITY/STATE San Diego, CA
   ZIP CODE 92101

LLC-1 (REV 06/2004) APPROVED BY SECRETARY OF STATE

# STATEMENT OF INFORMATION:
## Updating Articles of Organization

 

BA20220801862

B1076-4637 09/05/2022 5:26 PM Received by California Secretary of State



**STATE OF CALIFORNIA**
*Office of the Secretary of State*
**STATEMENT OF INFORMATION**
**LIMITED LIABILITY COMPANY**
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

| For Office Use Only |
| :---: |
| **-FILED-** |
| File No.: BA20220801862 |
| Date Filed: 9/5/2022 |

| Entity Details | |
| --- | --- |
| Limited Liability Company Name | TALLGRASS PICTURES LLC |
| Entity No. | 200433710094 |
| Formed In | CALIFORNIA |

| Street Address of Principal Office of LLC | |
| --- | --- |
| Principal Address | 3312 FRONT ST<br>SAN DIEGO, CA 92103 |

| Mailing Address of LLC | |
| --- | --- |
| Mailing Address | 3312 FRONT ST<br>SAN DIEGO, CA 92103 |
| Attention | Jeffrey Brown |

| Street Address of California Office of LLC | |
| --- | --- |
| Street Address of California Office | 3312 FRONT ST<br>SAN DIEGO, CA 92103 |

Manager(s) or Member(s)

| Manager or Member Name | Manager or Member Address |
| --- | --- |
| − ~~Jeffrey Lamont Brown~~ | ~~710 13th St. #300~~<br>~~SAN DIEGO, CA 92101-7351~~ |
| + Jennifer Chen | 3312 FRONT ST .<br>SAN DIEGO, CA 92101 |
| + Jeffrey Lamont Brown | 3312 FRONT ST.<br>SAN DIEGO, CA 92101 |

| Agent for Service of Process | |
| --- | --- |
| Agent Name | JEFFREY L BROWN |
| Agent Address | 3312 FRONT ST.<br>SAN DIEGO, CA 92103 |

| Type of Business | |
| --- | --- |
| Type of Business | IZOLA Bakery |

| Email Notifications | |
| --- | --- |
| Opt-in Email Notifications | Yes, I opt-in to receive entity notifications via email. |

Chief Executive Officer (CEO)

| CEO Name | CEO Address |
| --- | --- |
| None Entered | |

Labor Judgment

No Manager or Member of this Limited Liability Company has an outstanding final judgment issued by the Division of Labor Standards Enforcement or a court of law, for which no appeal therefrom is pending, for the violation of any wage order or provision of the Labor Code.

Electronic Signature

☒ By signing, I affirm under penalty of perjury that the information herein is true and correct and that I am authorized by California law to sign.

| *Jeffrey Brown* | *09/05/2022* |
|---|---|
| Signature | Date |

B1076-4638 09/05/2022 5:26 PM Received by California Secretary of State